Exhibit 12.1
AIRCASTLE LIMITED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2010		2011		2012
Fixed Charges:
Interest expense	$182,802		$211,046		$224,123
Capitalized interest	4,127		6,506		1,315
Portion of rent expense representative of interest	367		381		307
Total fixed charges	$187,296		$217,933		$225,745

Earnings:
Income from continuing operations before income taxes	$72,412		$132,102		$40,713
Fixed charges from above	187,296		217,933		225,746
Less capitalized interest from above	(4,127)		(6,506)		(1,315)
Amortization of capitalized interest	397		597		800
Earnings (as defined)	$255,978		$344,126		$265,944

Ratio of earnings to fixed charges	1.37	x	1.58	x	1.18	x